

May 18, 2015

John C. Wobensmith
President
Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, NY 10171

> **Re:**   **Genco Shipping & Trading Limited**
> **Registration Statement on Form S-4**
> **Filed May 4, 2015**
> **File No. 333-203822**

Dear Mr. Wobensmith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include a summary of the valuations provided by VesselsValue.com and Marsoft, Inc. for use in the fairness opinions. Additionally, please file the consents of VesselsValue.com, Marsoft, Inc., and Clarkson Valuations Limited pursuant to Rule 436 of the Securities Act and Item 601(b)(23) of Regulation S-K or tell us why these consents are not required. Refer to Item 14(b)(6) to Schedule 14A and Item 1015(b) of Regulation M-A. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretation on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Certain Litigation Relating to the Merger, page 137

2.   Please provide us with a copy of each class action complaint discussed in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: David Zeltner, Esq.
            Milbank, Tweed, Hadley & McCloy LLP